Sevion Therapeutics, Inc.

10210 Campus Point Dr.

Suite 150

San Diego, CA 92121

October 31, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Sevion Therapeutics, Inc. (File No. 333-207375):

Request for Withdrawal of Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Sevion Therapeutics, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, (File No. 333-207375), together with all exhibits thereto (the “Registration Statement”), effective immediately. The registration statement has not been declared effective and the Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you are in need of additional information, please feel free to contact our legal counsel, Emilio Ragosa of Morgan, Lewis & Bockius LLP at (609) 919-6633, or the undersigned at (858) 909-0749.

Sevion Therapeutics, Inc.

By:

/s/ David Rector

Name: David Rector

Title: Chief Executive Officer